VIASPACE GREEN ENERGY, INC.
2102 Business Center Dr., Suite 130
Irvine, CA  92612

December 30, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549

Re:	Viaspace Green Energy, Inc.
Registration Statement – Form S-1 (Registration No. 333-159717)

Ladies and Gentlemen:

Viaspace Green Energy, Inc. (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form S-1 to become effective on December 31, 2009 at 9:00 a.m. Washington, D.C. time.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

VIASPACE GREEN ENERGY, INC.

By: /s/ Carl Kukkonen
Carl Kukkonen
Chief Executive Officer